SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL INSURANCE HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

91359V107

(CUSIP Number)

Bradley I. Meier
Universal Insurance Holdings, Inc.

1110 W. Commercial Blvd., Suite 100

Fort Lauderdale, Florida 33309
Tel: (954) 958-1200

Fax: (954) 958-1202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2009

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /  /.

(Continued on following pages)

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bradley I. Meier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /

Inapplicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

18,594,338

8	SHARED VOTING POWER

1,258,275

9	SOLE DISPOSITIVE POWER

18,594,338

10	SHARED DISPOSITIVE POWER

1,258,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,852,613

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

50.2%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 5 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated February 10, 2005 (the “Original 13D”). The Original 13D was amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Commission dated May 5, 2005, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Commission dated August 24, 2007, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Commission dated December 20, 2007, and Amendment No. 4 to Schedule 13D (“Amendment No.4”) filed with the Commission dated April 18, 2008. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4.

ITEM 1. SECURITY AND ISSUER.

Unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: Bradley I. Meier

(b)	Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

(c)	Principal Occupation: President and CEO of Universal Insurance Holdings, Inc.

(d)	During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to provide the following information:

This Amendment No. 5 relates to Mr. Meier’s acquisition of record ownership of securities previously held beneficially upon the dissolution of Belmer Partners, a Florida general partnership (“Belmer”). Belmer was dissolved effective as of May 31, 2007. Phylis R. Meier was the managing general partner, and Mr. Meier, Norman M. Meier, Eric Meier and Lynda Meier were general partners (collectively, “Partners”), of Belmer. Belmer owned, among other things, 30,000 shares of Series A Preferred Stock, par value $.01 per share (“Series A Shares”), of the Company and 15,000 shares of Series M Preferred Stock, par value $.01 per share (“Series M Shares”), of the Company. The Series A Shares are convertible, at any time, into shares of Common Stock at a ratio of 2.5 shares of Common Stock for each share of the Series A Shares. In connection with the winding up of the affairs of Belmer, the Partners agreed to the pro rata distribution of the Series A Shares, on an as converted basis, and the Series M Shares. Mr. Meier received 4,750 shares of Common Stock upon the distribution of the Series A Shares on an as converted basis, and 950 shares of Series M Shares (collectively, “Transaction Shares”).

This Amendment No. 5 is filed on a voluntary basis.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to provide the following information:

Mr. Meier acquired the Transaction Shares upon the dissolution of the Belmer as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Mr. Meier beneficially owns an aggregate of 19,852,613 shares of Common Stock (which includes options to purchase 3,445,0001 shares of Company Common Stock exercisable within 60 days hereof), which represents 50.2% of the outstanding shares of Company Common Stock. This percentage is based on 39,540,719 shares of Common Stock outstanding as of May 6, 2009, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on May 6, 2009.

Of the 19,852,613 shares of Common Stock beneficially owned by Mr. Meier, Mr. Meier (i) has the sole power to vote and the sole power to dispose of 18,594,338 shares, and (ii) shares voting and dispositive power, with respect to an aggregate of 1,258,275 shares of Common Stock, which include the following shares of Common Stock, which are subject to proxies granting voting power to Mr. Meier as follows: (1) 264,219 shares owned by Phylis Meier, Mr. Meier’s mother, (2) 872,188 shares owned by Norman Meier, Mr. Meier’s father; (3) an additional 81,868 shares over which Mr. Meier has voting power; and (4) options to purchase an aggregate of 40,000 shares of Common Stock owned by Norman Meier, Mr. Meier’s father.

Information regarding Phylis Meier and Norman Meier is set forth below:

Name: Phylis Meier and Norman Meier

Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

Principal Occupation: Norman Meier – Executive Chairman of DermWorx, Inc.; Phylis Meier – Investor

_________________________________________
1   This amount does not include an additional 400,000 shares of Company Common Stock not exercisable within 60 days hereof.

During the last five years, neither Phylis Meier nor Norman Meier has been convicted in a criminal proceeding.

During the last five years, neither Phylis Meier nor Norman Meier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

Citizenship: United States

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 19, 2009

By: /s/ Bradley I. Meier Name: Bradley I. Meier